

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 26, 2016

Via E-mail
Douglas Bathauer
Chief Executive Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 7
Bellingham, WA 98225

> **Re: Integral Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 28, 2015**
> **File No. 000-28353**

Dear Mr. Bathauer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen A. Cohen
       Marc J. Ross